SO
3-22-04

04002856

SECURITI... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR - 1 2004

SEC FILE NUMBER
8- 3337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALBERT FRIED & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET
(No. and Street)

NEW YORK,	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS ALBURTUS 212-422-7299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARGOLIN, WINER & EVENS LLP
(Name – *if individual, state last, first, middle name*)

400 GARDEN CITY PLAZA	GARDEN CITY,	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ALBERT FRIED, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALBERT FRIED & COMPANY, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

MANAGING MEMBER
Title

ANTHONY KATSINGRIS
Notary Public, State of New York
No. 01KA4991153
Qualified in New York County
Commission Expires 01/27/2006

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of XXXXXXXXXX OPERATIONS.
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXXX CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALBERT FRIED & COMPANY, LLC
(a limited liability company)

FINANCIAL STATEMENTS
As of December 31, 2003

mwe
Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

The report of ALBERT FRIED & COMPANY, LLC as of December 31, 2003 has been or will be made available to all members or allied members of their organization.

Member

Member

mwe

Margolin, Winer & Evens LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

Report of Independent Accountants

To the Members
Albert Fried & Company, LLC

We have audited the accompanying statement of financial condition of Albert Fried & Company, LLC (a limited liability company) (the "Company") as of December 31, 2003 and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Albert Fried & Company, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer + Evens LLP

Garden City, New York
February 25, 2004

Headquarters
400 Garden City Plaza, Garden City, NY 11530-3317 Tel: 516 747-2000 Fax: 516 747-6707 Email: mwe@mwellp.com
New York Office
1211 Avenue of the Americas, New York, NY 10036-8701 Tel: 212 284-1000 Fax: 212 284-1005 Email: mwe@mwellp.com

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,		2003
ASSETS		
Cash		$ 24,143
Cash Segregated for the Exclusive Benefit of Customers		6,000,000
Deposits with Clearing Organizations		2,210,000
Securities Borrowed (Notes 2 and 5)		60,162,100
Receivables from Brokers and Dealers (Notes 5 and 6)		8,880,625
Receivables from Customers (Note 5)		4,040,192
Securities Owned, at market value (Note 2):		
Obligations of U.S. government	$ 1,248,252	
Fixed income securities	74,672,718	
Equities	34,302,966	110,223,936
Exchange Memberships - owned by the Company, at cost (market value $12,000,000)		9,885,375
Loan Receivable		9,976,912
Accrued Interest Receivable		357,828
Other Assets (Notes 2 and 3)		3,382,929
Total Assets		$ 215,144,040
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Bank loans and overdraft payable		$ 73,936
Securities sold not yet purchased, at market value (Notes 2 and 5)		4,261,720
Payable to customers		7,663,370
Miscellaneous liabilities and accrued expenses		2,192,397
Total Liabilities		14,191,423
Subordinated Borrowings (Note 4)		3,000,000
Members' Equity (Notes 1 and 8)		197,952,617
Total Liabilities and Members' Equity		$ 215,144,040

The accompanying notes are an integral part of this statement.

1. Organization

During fiscal year ended October 31, 1996, Albert Fried & Company, LLC (a limited liability company) (the "Company") was formed as a successor to Albert Fried & Co. (a limited partnership) to continue the business of its predecessor. The Company shall terminate no later than December 31, 2044. The liabilities of the members of the LLC are limited to their capital contribution.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. and the National Association of Security Dealers, Inc. The Company buys and sells securities for its own account and provides agency executions for its institutional and retail clients.

2. Accounting Policies

Securities transactions - Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Trading securities owned or sold short are stated at quoted market values with unrealized gains or losses reflected in income.

Securities lending activities - Securities borrowed are reported as collateralized financing. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional cash deposited or refunded as necessary.

Exchange memberships - Exchange memberships owned by the Company are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment in value occurred during 2003.

Income taxes - The proportionate share of the Company's income or loss is included in the tax return of each member. Accordingly, the Company is not required to provide for income taxes, with the exception of New York City Unincorporated Business Tax.

Deferred unincorporated business taxes - Deferred taxes result from operating loss carryforwards and temporary differences in recognition of gains and losses on securities from applying different methods of valuing securities for tax and financial statement purposes.

At December 31, 2003, the Company had approximately $2,670,000 of net operating loss carryforwards resulting in a future tax benefit of

$106,790, which is included in other assets in the accompanying statement of financial condition. These future income tax benefits expire in 2019.

Additionally, at December 31, 2003 the Company has unrealized gains of approximately $8,752,000 which resulted in a future tax liability of $350,000, which is included in miscellaneous liabilities and accrued expenses in the accompanying statement of financial condition.

Property, equipment and depreciation - Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in income.

Property and equipment are being depreciated using a straight-line basis over their estimated useful lives.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Other Assets

Other assets consist of the following:

Exchange memberships - contributed for the use of the Company	$ 3,000,000
Other	276,139
Deferred income taxes	106,790
	$ 3,382,929

4. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2003, represent exchange memberships contributed for the use of the Company of $3,000,000.

5. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities involve executions, settlement and financing of various securities transactions involving derivatives and other off-balance sheet financial instruments. These activities may expose the Company to varying degrees of market risk. In addition, the Company may be exposed to credit risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. At December 31, 2003, deposits for securities borrowed are held by one broker-dealer.

The Company records customer securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company's financing and securities lending activities require the Company to pledge cash and securities as collateral for various secured financing sources such as bank loans and securities borrowed. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Additionally, securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. These transactions result in off-balance sheet risk since subsequent market fluctuations may require that the Company satisfy its obligations at amounts that exceed those recognized in the statement of financial condition. In many cases, the Company may limit its risk by holding offsetting security positions.

6. Derivative Financial Instruments

The Company's activities include the purchase and sale of commodity contracts such as metals and stock index futures which are derivative financial instruments. These derivatives are used for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in the accompanying statement of operations as gain or loss as it occurs.

7. Lease Commitments

The Company at December 31, 2003 is obligated under rental lease agreements requiring base rent and certain operating expenses, with varying expiration dates through March 30, 2010. Rent and certain operating expense escalations approximated $250,852 for the year ended December 31, 2003.

The aggregate base annual rentals for office space at December 31, 2003 are as follows:

2004	$ 113,750
2005	113,750
2006	113,750
2007	113,750
2008	113,750
Thereafter	142,187
	$ 710,937

8. Net Capital Requirement

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (S.E.C. Rule 15c3-1) which specifies minimum net capital requirements. The Company has elected the "Alternative Net Capital Requirement" under paragraph (f) of this Rule which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirement for Brokers and Dealers (Rule 15c3-3). At December 31, 2003, the Company had net capital, as defined, of $151,283,762 which exceeded the minimum requirement by $151,033,762.

9. Customer Protection - Reserves and Custody of Securities

The Company, at December 31, 2003, had possession and control of all fully paid securities and excess margin securities and no instructions to reduce possession or control had been issued.

Cash of $6,000,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15C 3-3 of the Securities and Exchange Commission.

10. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.